AMENDMENT NO. 1 TO
PURCHASE AND SALE AGREEMENT

This AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT (this “Amendment”) is made as of March 23, 2018, by and among Golar LNG Limited, a Bermuda exempted company (“Golar”), KS Investments Pte. Ltd., a Singapore registered company (“Keppel”), and Black & Veatch International Company, a Missouri corporation (“B&V” and, together with Golar and Keppel, the “Sellers”), and Golar Partners Operating LLC, a Marshall Islands limited liability company (“Buyer”), each a “Party” and collectively, the “Parties.”
RECITALS
WHEREAS, the Parties are parties to that certain Purchase and Sale Agreement, dated as of August 15, 2017 (the “Purchase Agreement”), pursuant to which Buyer agreed to purchase from the Sellers, and the Sellers agreed to sell to Buyer, an aggregate of 1,230 common units representing limited liability company interests (the “Units”) in Golar Hilli LLC, a Marshall Islands limited liability company;
WHEREAS, the Parties desire to enter into this Amendment to amend and restate the first sentence of Section 2.01 of the Purchase Agreement; and
WHEREAS, Section 10.02 of the Purchase Agreement provides that the Purchase Agreement may not be amended except by an instrument in writing signed on behalf of each Party; provided, however, that any amendment of the Purchase Agreement must be approved by the conflicts committee of the board of directors of Golar Partners (the “Conflicts Committee”); and
WHEREAS, the Conflicts Committee has approved, on behalf of Buyer, (i) the terms of this Amendment and (ii) the entry by the Buyer into this Amendment.
NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, by execution of this Amendment, the Parties hereby agree as follows:
1.Definitions. Unless otherwise indicated herein, words and terms that are defined in the Purchase Agreement shall have the same meaning where used in this Amendment.
2.Amendment of Purchase Agreement. The first sentence of Section 2.01 of the Purchase Agreement is hereby amended and restated in its entirety and shall read as follows:
The Sellers agree to sell and transfer to Buyer, and Buyer agrees to purchase from the Sellers, for an aggregate amount equal to $658 million less 50% of the net lease obligations under the Hilli Facility as of the Closing Date (the “Purchase Price”) and in accordance with and subject to the terms and conditions set forth in this Agreement, the Units set forth in Schedule A.
3.Continuing Force and Effect. Except as specifically amended herein, the Purchase Agreement shall continue in full force and effect as originally constituted and is ratified and affirmed by the Parties.
4.Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.
5.Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, applicable to contracts made and to be performed wholly within such jurisdiction, except to the extent that it is mandatory that the law of some other jurisdiction, wherein the Units are located, shall apply.
6.Counterparts. This Amendment may be executed in any number of counterparts, all of which together shall constitute one agreement binding on the Parties hereto.
[Signature page to follow]
IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to the Purchase and Sale Agreement as of the date first written above.

GOLAR LNG LIMITED
By:    /s/ Brian Tienzo
Name: Brian Tienzo
Title:    Attorney-In-Fact

KS INVESTMENTS PTE. LTD.
By:    /s/ Chor How Jat
Name: Chor How Jat
Title:    Director

BLACK & VEATCH INTERNATIONAL COMPANY
By:    /s/ Jeff Stamm
Name: Jeff Stamm
Title:    Vice President

GOLAR PARTNERS OPERATING LLC
By:    /s/ Graham Robjohns
Name: Graham Robjohns
Title:    Attorney-In-Fact

US 5227384v.2